Oceanaut Investor Presentation August 2008

Safe Harbor Statement This presentation has been filed with the SEC on August 25, 2008 as part of a Current Report on Form 6-K of the Company. The Company is holding presentations for its security holders, as well as certain other persons, regarding the proposed vessel acquisition. A copy of the complete presentation is available at the Securities and Exchange Commission's ("SEC") website (http://www.sec.gov). Except for the historical information contained herein, this presentation contains among other things, certain forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Such statements may include, without limitation, statements with respect to the Company's plans, objectives, expectations and intentions and other statements identified by words such as "may," "could," "would," "should," "believes," "expects," "anticipates," "estimates," "intends," "plans" or similar expressions. These statements are based upon the current beliefs and expectations of the Company's management and are subject to significant risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission ("SEC"). Actual results, including, without limitation, operating or financial results, if any, may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company's control). Forward-looking statements include statements regarding: The delivery to and operation of assets by the Company; The Company's future operating or financial results; Future, pending or recent acquisitions and business strategy; Areas of possible expansion, and expected capital spending or operating expenses; and Dry bulk market trends, including charter rates and factors affecting vessel supply and demand. The financial information and data contained in this presentation is unaudited and does not conform to the SEC's Regulation S-X. Accordingly, such information and data may not be included, or may be presented differently, in the Company's proxy statement to solicit shareholder approval for its proposed business combination. This presentation includes certain estimated financial information and forecasts (EBIT, EBITDA, and Time Charter Equivalent Revenue) that are not derived in accordance with generally accepted accounting principles ("GAAP"), and which may be deemed to be non- GAAP financial measures within the meaning of Regulation G promulgated by the SEC. 1

Safe Harbor Statement The Company believes that the presentation of these non-GAAP measures provides information that is useful to the Company's shareholders as they indicate the ability of the Company to meet capital expenditures, working capital requirements and other obligations, and make distributions to its shareholders. However, EBIT, EBITDA and Time Charter Equivalent Revenue should be considered in addition to, and not as substitutes for, or superior to, operating income, cash flows, revenue or other measures of financial performance prepared in accordance with GAAP. EBIT, EBITDA and Time Charter Equivalent Revenue may not be comparable to similarly titled measures reported by other companies. The Company undertakes no obligation to publicly update or revise any forward-looking statements or other information or data contained in this presentation, whether to reflect any change in our expectations with respect to such statement or any change in events, conditions or circumstances on which any statement is based, or otherwise. The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of the Company's shareholders to be held to approve the proposed vessel acquisition and other matters. Each of the Company's officers and directors are also shareholders of the Company and have waived their rights to any liquidation distribution the Company makes with respect to shares they acquired before the IPO. Therefore, their securities will be worthless if the Company does not acquire a target business within two years of the IPO date, as required by its Articles of Incorporation and as more fully described in its prospectus relating to the initial public offering of its securities. Shareholders of the Company and other interested persons are advised to read the Company's preliminary proxy statement and definitive proxy statement, when available, in connection with the Company's solicitation of proxies for the special meeting because these documents will contain important information. The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed vessel acquisition and other matters. Shareholders will also be able to obtain a copy of the definitive proxy statement, without charge, by directing a request to: Oceanaut, Inc. 17th Km National Road Athens-Lamia & Finikos Street 145 64 Nea Kifisia Athens, Greece The preliminary proxy statement and definitive proxy statement, once available, can also be obtained, without charge, at the Securities and Exchange Commission's website at http://www.sec.gov. 2

1. Introduction

Our Vision Oceanaut intends to capitalize on the significant growth expected in the long- term charter market Customer preference for chartering-in long-term capacity to avoid spot market volatility Provides significant competitive advantages by limiting volatility in charter rates and end costs Oceanaut is focused on consistently delivering value to its shareholders Expanding current fleet and increasing average charter durations Leveraging industry relations and expertise of our Chairman (Villy Panayotides), and Board Members (Stamatis Molaris) who have a proven track record of creating value in the public capital markets Experienced management team and technical managers help manage risk effectively Pay an attractive dividend based on contracted cash flows 3

Delivering the Future Fleet Oceanaut to benefit from long standing industry relations of Excel and right of first refusal for vessel acquisitions Plan to Double Fleet Size in 12 - 18 Months Future fleet will be financed by: Warrants proceeds Additional credit facilities Equity offerings Retained cash flows Oceanaut's Goals Building a diversified fleet of vessels Attracting world-class customers with high credit quality Maintaining long term stable cash flows and high dividend distributions Securing long-term charters at competitive rates 4

Oceanaut's Strategy Plan to more than double the fleet within 12-18 months Become leading charter owner of long-term contracted dry bulk Focus on making accretive acquisitions with goal to increase dividends to shareholders by 5-10% per year Make acquisitions that meet Oceanaut's return criteria Leverage relationship with Excel to see additional deal flow Fleet Expansion Be partner of choice for high quality end-users Provide superior vessel operations at low cost Continue diversifying customer base selectively adding top credit quality customers Best-in-Class Operations Focus on long-term charters (4-10 years) Charter vessels to highest credit quality counterparties Young, modern fleet with portfolio age of under 10 years Balanced portfolio by vessel type, charterers, and charter expirations / terms Manage residual risk of vessels Diversified Portfolio of High Quality Assets 5

Experienced Management and Board Villy Panayotides Eleftherios Papatrifon Management will be supported by an experienced board with three independent directors. Oceanaut is actively looking to expand its senior management team. Chief Executive Officer & Chairman of the Board (CEO until the consummation of the proposed business combination) Served as the President and Chief Executive Officer of Excel Maritime Carriers Ltd. since Oct-97 to Nov-04 Mr. Panayotides has participated in the ownership and management of ocean going vessels since 1978 and is the Head of operations of Maryville since July 1983 Chairman of Excel Maritime Carriers Ltd. since February 1998 and a Director since October 1997 Chairman of the Board and Director of Oceanaut Inc. since May 3, 2006 Director of As Steamship Co., D/S TORM since September 26, 2000 Chief Financial Officer (CFO until the consummation of the proposed business combination) Chief Financial Officer of Excel Maritime since 2005 Prior to this worked as Head of Investment Banking at Geniki Bank of Greece, a subsidiary of Societe Generale He has 15 years of experience in Corporate Finance and Asset Management, having previously held various positions at The Prudential Insurance Company of America and other positions in the banking and financial services sectors in Greece Stamatis Molaris Board Member Chief Executive Officer, President, and Director of Excel Maritime since April 2008 Successfully completed the Excel-Quintana transaction, one of the largest acquisitions in the drybulk space Prior to this, Mr. Molaris founded Quintana Maritime and served as its Chief Executive Officer, President and Director since inception, from January 2005, until the sale of the Company to Excel Maritime April 2008 Chief Financial Officer and director of Stelmar Shipping Ltd., a tanker company from August 1993 until December 2004 Previously, he served as Audit Manager in Arthur Andersen 6

Oceanaut's sponsors including, Excel and current directors & officers will retain 22.7% ownership in the company Chairman and CEO, Villy Panayotides has extensive experience in creating value in the capital markets CFO, Eleftherios Papatrifon, has 15 years of experience in Corporate Finance and Asset Management having worked for The Prudential Insurance Company of America and financial services sectors in Greece Board will also include Stamatis Molaris (CEO of Excel) and representatives from the shipping and financial industries as well as having an independent conflicts committee Oceanaut will have a ROFR on all Excel vessels to be sold with a long-term (4+ year) charter and on any future opportunities with a charter duration of over 4 years Oceanaut (AMEX: OKN) has entered into agreements to acquire an initial fleet of 4 drybulk vessels for $352mm Fleet of 3 Panamax vessels and 1 Supramax vessel Fleet will be acquired with $141mm in SPAC cash, $196mm in bank debt and $15mm in preferred shares Long-term charter vehicle of Excel Young initial fleet with average age of 4.4 years High quality charter parties, with average charter duration of 3.3 years Initial quarterly dividend of $0.28 per share and annual dividend of $1.12 per share 13.6% dividend yield compares favorably to high dividend payout drybulk companies 5.6mm non-cumulative subordinated shares to be held by Oceanaut sponsors >50% of Oceanaut stockholders (approval also requires that less than 30% of shareholders vote against the transaction and elect conversion) Transaction Overview Transaction Approvals Expected Closing Third quarter 2008 Dividend Management & Board Right of First Refusal 7

2. Oceanaut Opportunity

Strong Industry Fundamentals Predictable Cash Flows and Attractive Dividend Attractive Initial Fleet with Growth Opportunities Strong Excel Sponsorship Increasing demand for long-term chartered-in capacity by end users Drybulk industry growth set to remain strong with 5% expected in 2008 Globalization and emerging markets (China / India) continue to drive demand for drybulk commodities Changing trade lanes increase ton-miles of goods transported such as coal, steel and grain Stable cashflows and predictable cost structure, with high quality low cost technical manager Strong relationships with end users including the current charterers Cargill, MOL Tokyo and COSCO Staggered charter expirations minimize rechartering risk Attractive dividend supported by contracted cashflows Young, high quality flexible fleet capable of transporting wide range of dry bulk commodities Initial fleet of four vessels with age of 4.4 years Significant growth opportunities through relationship with Excel, and third party acquisitions Predictable business model with significant growth opportunities Blue chip sponsorship and management from Excel Maritime (NYSE : EXM) Excel among the most astute shipping investors, 99% annualized return since 2003 Ability to leverage Excel's strong industry relationships in order to grow the fleet and place vessels under long-term charter to high quality end users Excel's excellent access to capital will allow Oceanaut to continue to expand the fleet Investment Rationale 8

Blue Chip Sponsorship by Excel World's largest US listed drybulk owner and operator by dwt Acquired Quintana Maritime Ltd. on April 15, 2008 Fleet of 47 vessels plus 8 to be delivered Significant experience in all aspects of chartering, acquiring, operating and financing drybulk vessels Leading industry relationships with charterers, other ship owners, banks and shipyards Track record of value delivery to shareholders Annualized return of 99% since 2003 Publicly traded company since 1998 Sponsors will hold 22.7% of Oceanaut and all their shares will be subordinated Excel will also invest $15mm in preferred equity Oceanaut will leverage Excel's strong management to grow the fleet Blue Chip Sponsorship Post-Closing Ownership Public 19.0mm Common 77.3% ownership 22.7% ownership 5.6mm Subordinated & Other Sponsors 9

Oceanaut's Industry Opportunity End users increasingly looking for long-term chartered-in capacity as they try to manage their business and volatility in the drybulk market Dry bulk trade grew at 5.9% CAGR over 2001-2007 with 6.2% growth in 2007 Ton mile demand grew at 7.0% CAGR over 2001-2007 with 7.8% growth in 2007 Baltic drybulk index up 21% Y-o-Y, with record high at 11,793 on May 20, 2008 Global Drybulk Trade Dynamics Favorable Ton Mile Effect China, India and Other Emerging Markets Demand for Steel, Coal and Grains Aging of World Drybulk Fleet Significant opportunity for charter owner with young versatile fleet to place vessels under long-term charters to end users Rapid urbanization leads to increasing per capita consumption in China and India Chinese steel industry demand for iron ore expected to grow at 12.4% CAGR in 2007-2012E Indian, imports of seaborne met coal growing at 11.4% CAGR in 2007- 2012E Long hauls with changing trade patterns increasing ton miles of goods transported Inefficient transportation bottlenecks (e.g. port congestion) Ton-mile demand expected to grow at 8% CAGR over 2007-2010E Orderbook of 257.2 mm dwt (64% of on water fleet) of scheduled deliveries through 2011 Majority of tonnage on order at new facilities, several of whom face difficulties in sourcing steel, engines, tail shafts etc Credit crunch and steel plate prices may threaten existing orders and financing of new shipyards Source: Clarksons, market estimates. 10

Significant Growth in World Dry Bulk Demand China India Russia Brazil Euro Area Japan US Global Emerging Markets 9.6 7.8 7.1 4.3 1.7 1.1 0.8 2.7 6.1 CAGR: 13.6% Source: Clarksons. Source: EIU. Source: Clarksons, market estimates. CAGR: 5.7% The growth momentum of world dry bulk trade demand is expected to continue Supported by strong economic expansion in emerging markets Consistent Growth in Seaborne Trade Iron Ore Demand in China (Tons in Millions) (Tons in Millions) Global Growth Forecast (2008E GDP) 278 308 335 344 351 360 367 320 384 439 501 565 628 689 2006 2007 2008E 2009E 2010E 2011E 2012E Domestic Ore Production Iron Ore Imports 11

World Dry Bulk Fleet Overview Orderbook of 257.2 mm dwt (64% of on water fleet) of scheduled deliveries through 2011 Credit crunch and steel plate prices may threaten existing orders Secondhand vessel values have jumped by around 25% Y-o-Y Newbuilding prices increase with input costs Dry Bulk Vessel Supply Forecast Historical Newbuilding Prices Source: Clarksons. Million $ 12

Long Term Charter vs. Spot Market Increasing demand for long-term chartered-in capacity by end users to protect against volatility in the spot market Higher predictability of cashflows with long-term charters Long-Term Charters as a % of Total Charters Historical Drybulk Charter Rates Source: Management estimates. Source: Clarksons. 13

Capesize and Panamax Forward Rate Expectations Capesize Panamax Spot 4Q08 Cal 2009 8/5/2008 188195 141000 102000 8/8/2008 117343 156500 124500 (37.6)% 11.0% 22.1% Spot 4Q08 Cal 2009 5/8/2008 78740 69500 53000 8/8/2008 53167 65750 56500 (32.5)% (5.4)% 6.6% Source: Management estimates. Rate expectations for 2009 continue to strengthen on solid industry fundamentals 14

3. Oceanaut's Business

Initial Fleet of Modern, High Quality Vessels Vessel DWT Year Built Charter Type Charterer Charter Term (Yrs) Charter Rate Per Day Estimated Opex Per Day Acquisition Price Three Stars 74,759 2005 Timecharter Cargill(1) 3 $60,000 $4,400 $93,500 Achilles II 75,785 2004 Timecharter COSCO 2 57,347(2) 4,400 93,000 Iris II 75,798 2004 Timecharter MOL Tokyo 5 40,000(3) 4,400 93,000 Medi Cebu 52,464 2002 Timecharter Cargill(1) 3 42,000 4,400 72,500 3 1 Panamax Supramax (1) Charter expected to be novated to Cargill shortly after close. (2) $57,347 represents the average charter rate until the end of the charter assuming delivery on Oct 10. Pursuant to the charter agreement, the Achilles II will be chartered for a min of 690 days and a max 760 days at $90,000 for first 120 days, $65,000 for next 365 days, $34,000 for next 210 days, $60,000 for next 65 days. (3) $40,000 represents the average charter rate until the end of the charter assuming delivery on Nov 10. Pursuant to the charter agreement, the Iris II will be chartered at $50,000 until Feb- 09, at $44,000 for first 365 days, $42,000 for next 365 days, $39,500 for next 365 days and $34,500 for the next 208 days. Average Charter Term 3.3 years Average Fleet Age 4.4 years Average Age of World Drybulk Fleet 15.5 years 15

Initial Fleet Overview Charter Mix Charter Duration (1) Charter Parties Company Country Description Market Cap & Credit Rating Provides food, agricultural, and risk management products and services Also offers steel and ferrous raw materials, and texturizing solutions Operations in Africa, Asia, Europe, the Middle East and Americas 1 Panamax and 1 Supramax chartered to the company with 3 year average charter duration Market Cap : $NA Credit Rating : NA Handles about 30% of Japan's raw material imports through 162 offices in 53 countries Transporter of dry cargoes 1 Panamax chartered to the company with a 5 year charter duration Market Cap : $11.5bn Credit Rating : BBB+ Largest drybulk carrier in China with services to 1,000 ports and 100 countries and regions Specializes in transportation of oversized and super-heavy cargoes, and uncontainerizable cargoes Operates a fleet of 89 vessels 1 Panamax chartered to the company with a 3 year charter duration Market Cap : $32.6bn Credit Rating : NA (1) Two charters currently held by Irika Shipping expected to be novated to Cargill after close of transaction. 16

Contracted business model provides stable and predictable cash flow Source: Management estimates for initial 4 vessel fleet not including any additional acquisitions. The numbers contained above are for illustrative purposes only and are based on a variety of assumptions and estimates which may prove to be inaccurate. (1) 360 on hire revenue days net of commissions. Achilles II and Iris II have 18 days of scheduled offhire for drydocking, in Jan-09 and Sep-09 respectively. (2) Operating expenses assumed to be $4,400 per day per vessel and technical management expenses of $500 per day per vessel. 365 opex days per year. (3) Interest expense assumed at 5.50% and interest income at 2.50%. Interest expense includes payments on preferred shares. (4) Based on dry-docking cost estimates of management for Achilles II and Iris II. Initial Fleet Cash Flow Initial Fleet Economics Contracted revenues from charters Average 3.3 years remaining charter term Staggered maturities High quality counterparties Predictable cost structure Experienced ship manager Scalable corporate overhead Manage interest rate exposure through hedging No income taxes $196mm credit facility, matures in Dec 2018 LIBOR + 165 bps Amortizing with balloon repayment at maturity Participating banks include HSH Nordbank and Commerzbank Warrants provide up to an expected $152mm in cash to fund future growth / operations 17

Transaction Structure and Valuation Pro Forma Market Valuation $ in mm Comparative Metrics (1) LQA Dividend Yield Charter Length Fleet Age Payout Ratio (2) (1) High dividend payout drybulk companies include NMM, PRGN, SBLK, GNK, DSX, EGLE, SB. (2) Payout ratio calculated as (Dividend /(EBITDA - Interest - Drydocking)). (3) Market data as of August 21, 2008. Oceanaut Share Price (Cash-in-Trust) $8.25 Current Shares Outstanding(1) 24.6 Market Capitalization $202.6 Value of Warrants(2) 49.2 Preferred Equity 15.0 Net Debt (3) 186.0 Firm Value $452.8 Annual Dividend Per Share $1.12 Dividend Yield 13.6% (1) Includes 19.0mm common shares and 5.6mm subordinated shares. (2) Based on 21.9 million warrants with an intrinsic value of $2.25 assuming an $8.25 share price. (3) $196.0 of total debt to fund vessel purchases net of $10.0mm cash on balance sheet. 18

High Quality, Low Cost Fleet Management Fleet to be managed by Maryville Maritime Inc., who provide high quality, low cost technical services Maryville currently manages 51 vessels and has managed an additional 70 vessels in the past for individual owners, partnerships and all of the vessels of Excel Maritime Carriers Currently manages a diverse fleet of vessels ranging from Handysize to Capesize Services provided include commercial management, technical management, crew management and financial management Low Cost Operator Experience in operating second hand vessels Capacity to manage additional vessels with low incremental cost Low Turnover of Seaborne Personnel Well established crewing / manning office in Philippines and Greece, with high retention ratios High Level of Utilization of the Fleet Careful selection of vessels and upgrading to meet charterer's demands Preventive maintenance programs Comprehensive maintenance program for all ships Operate in markets that require specialized technical skills Technical management agreement and annual expense budgets by Maryville to be approved by the independent Board 19

Investment Highlights Stable Cash Flows Committed Sponsor Young & Versatile Fleet High Quality Counterparties Multiple Additional Growth Opportunities Weighted average remaining charter term of 3.3 years Fleet age of 4.4 years vs. industry average of 15.5 years Excel's exclusive long-term drybulk vehicle Sound credit quality of counterparties Significant industry growth opportunity for long-term chartered vessels 20

Appendix

5.6mm subordinated shares held by Oceanaut Sponsors Terms of the Subordinated Shares Description Dividend Entitlement No dividends payable prior to second quarter of 2010 Will be entitled to receive dividends beginning in the second quarter of 2010 Will receive quarterly dividends from operating surplus equal to the common share quarterly dividend to the extent that all common shareholders have received all accrued and unpaid base dividends Dividends are non-cumulative Subordination Period The subordination period will end after September 30, 2013, provided that: Base dividends have been paid on all common and subordinated shares for previous four consecutive quarters Potential release after March 31, 2011 if the above test is met and the quarterly dividend has increased by 30% to $0.365 per share and has been paid for four consecutive quarters Convert to common shares when conditions are met 21

Transaction Structure Fleet - Purchase price of $352mm $141mm SPAC cash net of fees and cash reserves Committed credit facility for initial fleet with $196mm in total debt drawn $15mm in preferred shares purchased by Excel ($ mm) ($ mm) Transaction Sources Transaction Uses Pro Forma Ownership Note: Sponsors include Excel and current officers and directors. 22

Board of Directors Jesper Jarlbaek Yannis Tsamourgelis Management will be supported by an experienced board with three independent directors Board Member Engaged in investing in and participating at the board level in several start-up companies since 2006 Managing Partner-Advisory and a member of the executive team managing Deloitte & Touche's office in Denmark from 2002-2006 Worked at Arthur Andersen for 28 years, culminating his career there as Country Managing Partner-Denmark Board Member Professor in the Shipping Trade and Transport Department of the University of Aegean, Greece Manager of the National Bank of Greece from 2004-2006 General Manager of General Bank, where he was President of the subsidiaries of General Bank that dealt with leasing, credit cards, securities and AIS (advanced information systems) since 2002 Managing Director of National Securities, a subsidiary of the National Bank of Greece since 1999-2002 Kevin Oates Board Member Director of Teviot Consultancy Inc., which provides financial advisory and consulting services to ship owners involving capital raising, debt financing and business growth transactions, since 1999 Greek director of Marine Money International Worked in the shipping departments of Banque Franco-Hellenique, ANZ Grindlays, Royal Bank of Scotland and Den Norske Bank between 1990-1999 23